Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
As of December 31, 2019, Accel Entertainment, Inc. (the “Company,” “we” or “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934: our Class A-1 common stock and our warrants.
Description of Capital Stock
The following summary of the terms of our capital stock is based upon our amended and restated certificate of incorporation and our amended and restated bylaws. The summary is not complete, and is qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law, or DGCL, for additional information.
General
We have authorized capital stock consisting of (a) 280,000,000 shares of common stock, including three separate series of common stock consisting of (i) 250,000,000 shares of Class A-1 Common Stock, (ii) 10,000,000 shares of Class A-2 Common Stock and (iii) 20,000,000 shares of Class F Common Stock (collectively, the “Common Stock”) and (b) 1,000,000 shares of preferred stock with a par value of $0.0001 per share (the “Preferred Stock”).
Common Stock
Dividend rights
Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock and except as otherwise set forth herein, the holders of shares of Class A-1 Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by the Company’s board of directors from time to time out of any assets or funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions subject to such rights of the holders of Preferred Stock.
Voting rights
Except as otherwise required by law or our amended and restated certificate of incorporation (including any resolution or resolution adopted by the Company’s board of directors providing for the issuance of one or more series of Preferred Stock stating the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof and included in a certificate of designation (a “Preferred Stock Designation”)), holders of shares of Class A-1 common stock exclusively possess all voting power with respect to the Company, including with respect to the election of directors, and shall be entitled to one vote for each share of Class A-1 common stock on each matter properly submitted to the stockholders on which holders of shares of Class A-1 common stock are entitled to vote. However, except as otherwise required by law or our amended and restated certificate of incorporation (including any Preferred Stock Designation), holders of any series of Common Stock shall not be entitled to vote on any amendment to our amended and restated certificate of incorporation (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation (including any Preferred Stock Designation) or the DGCL.
No preemptive or similar rights
The holders of Common Stock do not have preemptive or other subscription rights and there is no sinking fund or redemption provisions applicable to the Common Stock.

Conversion
The Company is party to that certain Restricted Stock Agreement (the “Restricted Stock Agreement”), which is filed as an exhibit to this Annual Report on Form 10-K and is incorporated by reference herein, pursuant to which certain of the Company’s shares of Class A-2 common stock will be exchanged for an equal number of validly issued, fully paid and non-assessable shares of Class A-1 Common Stock. The exchange of shares of Class A-2 common stock for shares of Class A-1 common stock will be subject to the terms and conditions set forth in the Restricted Stock Agreement, with such exchanges occurring in three separate tranches upon the satisfaction of the following triggers:

•
Tranche I, equal to 1,666,666 shares of Class A-2 common stock, will be exchanged for shares of Class A-1 common stock if either (i) the EBITDA for the last twelve months (“LTM EBITDA”) of the Company (as determined pursuant to the Restricted Stock Agreement) as of December 31, 2021, March 31, 2022 or June 30, 2022 equals or exceeds $132 million or (ii) the closing sale price of shares of Class A-1 common stock on the NYSE equals or exceeds $12.00 for at least twenty trading days in any consecutive thirty trading day period (which threshold was reached on January 14, 2020, resulting in the issuance of 1,596,636 shares of Class A-1 common stock upon exchange of shares of Class A-2 common stock);

•
Tranche II, equal to 1,666,667 shares of Class A-2 common stock, will be exchanged for shares of Class A-1 common stock if either (i) the LTM EBITDA of the Company (as determined pursuant to the Restricted Stock Agreement) as of December 31, 2022, March 31, 2023 or June 30, 2023 equals or exceeds $152 million or (ii) the closing sale price of shares of Class A-1 common stock on the NYSE equals or exceeds $14.00 for at least twenty trading days in any 30 trading day period; and

•
Tranche III, equal to 1,666,667 shares of Class A-2 common stock, will be exchanged for shares of Class A-1 common stock if either (i) the LTM EBITDA of the Company (as determined pursuant to the Restricted Stock Agreement) as of December 31, 2023, March 31, 2024 or June 30, 2024 equals or exceeds $172 million or (ii) the closing sale price of shares of Class A-1 common stock on the NYSE equals or exceeds $16.00 for at least twenty trading days in any 30 trading day period. The LTM EBITDA and LTM EBITDA thresholds will be reasonably adjusted by the independent directors of the Company’s board of directors from time to time to take into account the anticipated effect of any acquisitions or dispositions that exceed certain thresholds and are otherwise materially different from certain forecasts.

Notwithstanding the foregoing, shares of Class A-2 common stock, if not previously exchanged pursuant to the triggers described above, will be exchanged for an equal number of shares of Class A-1 common stock immediately prior to the consummation of a transaction or series of related transactions that would result in a third party or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, more than fifty percent of the total voting power of the equity securities of the Company, or more than fifty percent of the consolidated net revenues, net income or total assets (including equity securities of its subsidiaries) of the Company, provided that the satisfaction of the conditions set forth in the aforementioned triggers cannot be determined at such time.
The Restricted Stock Agreement further provides that holders of shares of Class A-2 common stock are not required to exchange such shares for shares of Class A-1 common stock if, (x) prior to giving effect to exchanges pursuant to the triggers described above, such holder beneficially owns less than 4.99% of the issued and outstanding shares of Class A-1 common stock, and (y) after giving effect to the exchanges pursuant to the triggers described above, such holder would beneficially own in excess of 4.99% of the issued and outstanding shares of Class A-1 common stock. However, notwithstanding the limitation described in the previous sentence, if and when a holder of shares of Class A-2 common stock has obtained all required gaming approvals from the applicable gaming authorities permitting such holder to beneficially own shares of Class A-1 common stock in excess of 4.99%, then the shares of Class A-2 common stock held by such holder which are subject to exchange shall immediately be exchanged for shares of Class A-1 common stock without regard to the limitation.
The shares of Class A-2 common stock may not be transferred, other than to certain permitted transferees as set forth in the Restricted Stock Agreement, and the rights and obligations under the Restricted Stock Agreement may not be assigned to any person or entity, other than to certain permitted transferees as set forth in the Restricted Stock Agreement.
Upon exchange of shares of Class A-2 common stock to shares of Class A-1 common stock, such shares of Class A-2 common stock will be canceled and the number of authorized shares of Class A-2 common stock will be reduced by a corresponding number.
Right to receive liquidation distributions
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, and subject to applicable law and to the rights, if any, of the holders of outstanding Preferred Stock in respect thereof, the holders of shares of Class A-1 Common Stock shall be entitled to receive all the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the shares of Class A-1 common stock held by them.
Preferred Stock
Our amended and restated certificate of incorporation provides that the Company’s board of directors is authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock, establish the number of shares to be included in each such series and fix the voting rights, designations, powers, preferences and relative, participating, optional, special and other rights, of each such series and any qualifications, limitations and restrictions thereof, as stated in the resolution or resolutions adopted by the Company’s board of directors providing for the issuance of such series and included in a Preferred Stock Designation filed pursuant to the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved for issuance) by the affirmative vote of the holders of a majority of the outstanding shares of Class A-1 common stock, without a vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders of Preferred Stock is required pursuant to amended and restated certificate of incorporation, including any Preferred Stock Designation. As of December 31, 2019, the Company had no shares of Preferred Stock outstanding. Although the Company does not currently intend to issue any Preferred Stock, it may do so in the future.

Our amended and restated certificate of incorporation provides that the Company has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Company any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Company’s board of directors. The Company’s board of directors is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

Anti-Takeover Provisions
The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids.
Delaware Law
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

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Board of Directors Vacancies. Our amended and restated certificate of authorizes only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

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Classified Board. Our amended and restated certificate of incorporation provides that our board of directors is classified into three classes of directors. The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

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Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. Our amended and restated certificate of incorporation further provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our amended and restated bylaws or remove directors without a meeting of our stockholders called in accordance with our amended and restated certificate of incorporation. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

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Choice of Forum. Subject to certain limitations, the our amended and restated certificate of incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of fiduciary duty owed by any director or officer of the Company to the Company or the Company’s stockholders, creditors or other constituents; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine.

Warrants
For purposes of the following description of our warrants:

(i)
“Accel” means the historical operations of Accel Entertainment, Inc., an Illinois corporation, and its consolidated subsidiaries prior to the Business Combination, and following the Business Combination, the operations of Accel Entertainment, Inc., a Delaware corporation, and its consolidated subsidiaries;

(ii)	“Accel Public Warrants” means the 1,248,154 Accel Warrants issued on a registered basis to Sellers in connection with the Business Combination;

(iii)
“Accel Warrants” means warrants exercisable for shares of Class A-1 common stock of the Company, which include the Pace Warrants, Accel Public Warrants and Business Combination Private Placement Warrants;

(iv)
“Business Combination” shall refer to the transactions contemplated by that certain Transaction Agreement, dated as of June 13, 2019 (as amended on July 22, 2019 and October 3, 2019), by and among Pace, each of David W. Ruttenberg and John S. Bakalar (as successor to Gordon Rubenstein) (in their capacity as representatives of the shareholders of Accel) and the stockholders of Accel (the “Sellers”) party thereto, which is filed as an exhibit to this Annual Report on Form 10-K and is incorporated by reference herein;

(v)
“Business Combination Private Placement” refers to the private placement completed in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder to the Sellers of Class A-1 shares, Class A-2 shares and Accel Warrants in connection with the Business Combination;

(vi)	“Business Combination Private Placement Warrants” means the 1,196,283 Accel Warrants issued in the Business Combination Private Placement;

(vii)
“initial business combination” shall refer to the Business Combination, as applicable. From and after the Business Combination, the Pace Warrants became securities of the Company, and upon satisfaction of the applicable conditions described below, are exercisable for shares of Class A-1 common stock of the Company;

(viii)	“Initial Pace Sponsor” means TPG Pace II Sponsor, LLC, a Cayman Islands exempted limited liability company and an affiliate of TPG;

(ix)	“Pace” shall refer to the historical operations of TPG Pace Holdings Corp. prior to the consummation of the Business Combination and shall refer to the Company following the Business Combination,

(x)	“Pace Domestication” means the domestication of Pace as a Delaware corporation on November 20, 2019;

(xi)
“Pace Private Placement Warrants” means Accel Warrants that were issued to Initial Pace Sponsor in a private placement that closed simultaneously with the consummation of Pace’s initial public offering, consummated on June 30, 2017;

(xii)	“Pace Public Shares” mean the Class A ordinary shares, par value $0.0001 per share, of Pace;

(xiii)	“Pace Public Unit” means one Pace Public Share and one-third of a Pace Public Warrant, sold in Pace’s initial public offering, consummated on June 30, 2017;

(xiv)	“Pace Public Warrants” means Accel Warrants that were included in the Pace Public Units sold in Pace’s initial public offering, consummated on June 30, 2017; and

(xv)	“Pace Warrants” means the Pace Public Warrants and the Pace Private Placement Warrants, collectively.
Pace Warrants
Prior to the Pace Domestication, each Pace Public Warrant entitled the registered holder to purchase one Pace Public Share at a price of $11.50 per share. Upon the Pace Domestication, each Pace Public Share converted to one share of Class A-1 common stock, and each Pace Public Warrant entitles the holder to acquire a corresponding number of shares of Class A-1 common stock on the same terms as in effect immediately prior to the effective time of the Pace Domestication. Following the Business Combination, each Pace Public Warrant entitles the registered holder to purchase one share of Class A-1 common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time 30 days after the completion of the Business Combination. Prior to the Pace Domestication, each Pace Private Placement Warrant entitled the registered holder to purchase one Pace Public Share at a price of $11.50 per share. Following the Pace Domestication, each Pace Private Placement Warrant entitles the holder to acquire a corresponding number of shares of Class A-1 common stock on the same terms as in effect immediately prior to the effective time of the Pace Domestication. Except as described below, the Pace Private Placement Warrants have terms and provisions that are identical to those of the Pace Public Warrants.
Each Pace Warrant must be exercised for a whole share of Class A-1 common stock. The Pace Warrants will expire five years after the completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any shares of Class A-1 common stock pursuant to the exercise of a Pace Public Warrant and will have no obligation to settle such Pace Public Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A-1 common stock underlying the Pace Public Warrant is then effective and a prospectus relating thereto is current, subject to Pace satisfying its obligations described below with respect to registration. No Pace Public Warrant will be exercisable for cash or on a cashless basis, and Pace will not be obligated to issue any shares of Class A-1 common stock to holders seeking to exercise their Pace Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Pace Public Warrant, the holder of such Pace Public Warrant will not be entitled to exercise such Pace Public Warrant and such Pace Public Warrant may have no value and expire worthless. In no event will Pace be required to net cash settle any Pace Public Warrant. In the event that a registration statement is not effective for the exercised Pace Public Warrants, a warrantholder that acquired such Pace Public Warrant through the purchase of a Pace Public Unit containing such Pace Public Warrant will have paid the full purchase price for the Pace Public Unit solely for the Pace Public Share (which converted into a share of Class A-1 common stock upon the Pace Domestication) underlying such Pace Public Unit.
Pace has agreed that as soon as practicable, but in no event later than fifteen (15) business days, after the consummation of the Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A-1 common stock issuable upon exercise of the Pace Warrants, which burden the Company initially met with the filing of a Registration Statement on Form S-3 on December 13, 2019. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Pace Warrants in accordance with the provisions of that certain Warrant Agreement, by and between Pace and Continental Stock Transfer & Trust Company, as warrant agent, dated as of June 27, 2017 (the “Continental Warrant Agreement”). Notwithstanding the above, if the shares of Class A-1 common stock are at the time of any exercise of a Pace Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Pace Public Warrants who exercise their Pace Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Pace Warrants for Cash.
Once the Pace Warrants become exercisable, the Company may redeem such Pace Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Pace Warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to registered holders of the Pace Public Warrants; and

•
if, and only if, the reported last sale price of the shares of Class A-1 common stock equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends to the notice of redemption to the holders of the Pace Warrants.

If and when the Pace Warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
The last of the redemption criterion discussed above was established to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Pace Warrants, each holder of a Pace Warrant will be entitled to exercise his, her or its Pace Public Warrant prior to the scheduled redemption date. However, the price of the shares of Class A-1 common stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of Pace Warrants for Shares of Class A-1 common stock.
Ninety days after the Pace Warrants become exercisable, the Company may redeem the outstanding Pace Warrants (except as described herein with respect to the Pace Private Placement Warrants):

•	in whole and not in part;

•
at a price equal to a number of shares of Class A-1 common stock to be determined by reference to the table below, based on the redemption date and the “fair market value” of the shares of Class A-1 common stock except as otherwise described below;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last sale price of the shares of Class A-1 common stock equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the holders of Pace Warrants.

The numbers in the table below represent the “redemption prices,” or the number of shares of Class A-1 common stock that a holder of Pace Warrants will receive upon redemption by the Company pursuant to this redemption feature, based on the “fair market value” of the shares of Class A-1 common stock on the corresponding redemption date, determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Pace Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Pace Warrants, each as set forth in the table below.

Redemption Date	Fair Market Value of Class A-1 shares
(period to expiration of the New Accel Warrants)	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The “fair market value” of shares of Class A-1 common stock shall mean the average reported last sale price of the shares of Class A-1 common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Pace Warrants.
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A-1 common stock to be issued for each Pace Warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-day year. For example, if the average reported last sale price of the shares of Class A-1 common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Pace Warrants is $11 per share, and at such time there are 57 months until the expiration of the Pace Warrants, the Company may choose to, pursuant to this redemption feature, redeem the Pace Warrant at a “redemption price” of 0.277 shares of Class A-1 common stock for each whole Pace Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average reported last sale price of shares of Class A-1 common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Pace Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Pace Warrants, the Company may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.298 shares of Class A-1 common stock for each whole Pace Warrants. Finally, as reflected in the table above, the Company can redeem the Pace Warrants for no consideration in the event that the Pace Warrants are “out of the money” (i.e. the trading price of the shares of Class A-1 common stock is below the exercise price of the Pace Warrants) and about to expire.
Any Pace Public Warrants held by the Company’s officers or directors will be subject to this redemption feature, except that such officers and directors shall only receive “fair market value” for such Pace Public Warrants so redeemed (“fair market value” for such Pace Public Warrants held by the Company’s officers or directors being defined as the last sale price of the Pace Public Warrants on such redemption date).
This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants for cash (other than Pace Private Placement Warrants) when the trading price for Class A ordinary shares exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Pace Warrants (other than Pace Private Placement Warrants) to be redeemed when the shares of Class A-1 common stock are trading at or above $10.00 per share, which may be at a time when the trading price of the shares of Class A-1 common stock is below the exercise price of the Pace Warrants. This redemption feature has been established to provide the Pace Warrants with an additional liquidity feature, which provides the Company with the flexibility to redeem the Pace Warrants for shares of Class A-1 common stock, instead of cash, for “fair value” without the warrants having to reach the $18.00 per share threshold set forth above under “- Redemption of Pace Warrants for Cash.” Holders of the Pace Warrants will, in effect, receive a number of shares having a value reflecting a premium for their Pace Warrants, based on the “redemption price” as determined pursuant to the above table. The “redemption prices” as set forth in the table above have been calculated to reflect a premium in value as compared to the expected trading price that the Pace Warrants would be expected to trade. This redemption right provides the Company not only with an additional mechanism by which to redeem all of the outstanding Pace Warrants, in this case, for shares of Class A-1 common stock, and therefore have certainty as to (i) its capital structure as the Pace Warrants would no longer be outstanding and would have been exercised or redeemed and (ii) to the amount of cash provided by the exercise of the Pace Warrants and available to the Company, and also provides a ceiling to the theoretical value of the warrants as it locks in the “redemption prices” the Company would pay to holders of Pace Warrants if the Company chose to redeem Pace Warrants in this manner. While the Company will effectively be required to pay a “premium” to holders of Pace Warrants if the Company chooses to exercise this redemption right, it will allow the Company to quickly proceed with a redemption of the warrants for shares of Class A-1 common stock if the Company determines it is in its best interest to do so. As such, the Company would redeem the Pace Warrants in this manner when the Company believes it is in its best interest to update its capital structure to remove the Pace Warrants and pay the premium to the holders of Pace Warrants. In particular, it would allow the Company to quickly redeem the Pace Warrants for shares of Class A-1 common stock, without having to negotiate a redemption price with the holders of Pace Warrants, which in some situations, may allow the Company to more quickly and easily close an initial business combination. And for this right, the Company is effectively agreeing to pay a premium to the holders Pace Warrants. In addition, the holders of Pace Warrants will have the ability to exercise their Pace Warrants prior to redemption if they should choose to do so.
As stated above, the Company can redeem the Pace Warrants when the shares of Class A-1 common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to the Company’s capital structure and cash position while providing holders of Pace Warrants with a premium (in the form of shares of Class A-1 common stock). If the Company chooses to redeem the Pace Warrants when the shares of Class A-1 common stock are trading at a price below the exercise price of the Pace Warrants, this could result in the holders of Pace Warrants receiving fewer shares of Class A-1 common stock than they would have received if they had chosen to wait to exercise their Pace Warrants for shares of Class A-1 common stock if and when such shares of Class A-1 common stock were trading at a price higher than the exercise price of $11.50.
No fractional shares of Class A-1 common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of shares of Class A-1 common stock to be issued to the holder.

Redemption procedures and cashless exercise.
If the Company calls the Pace Warrants for redemption as described above, the Company’s management will have the option to require any holder that wishes to exercise his, her or its Pace Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Pace Warrants on a “cashless basis,” the Company’s management will consider, among other factors, its cash position, the number of Pace Warrants that are outstanding and the dilutive effect on the Company’s stockholders of issuing the maximum number of shares of Class A-1 common stock issuable upon the exercise of Pace Warrants. If the Company’s management takes advantage of this option, all holders of Pace Warrants would pay the exercise price by surrendering their Pace Warrants for that number of shares of Class A-1 common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A-1 common stock underlying such Pace Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of such warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of Class A-1 common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Pace Warrants. If the Company’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A-1 common stock to be received upon exercise of the Pace Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. The Company believes this feature is an attractive option to it if the Company does not need the cash from the exercise of the Pace Warrants. If the Company calls the Pace Warrants for redemption and its management does not take advantage of this option, Initial Pace Sponsor and its permitted transferees would still be entitled to exercise their Pace Private Placement Warrants for cash or on a cashless basis using the same formula described above that other holders of Pace Warrants would have been required to use had all holders of Pace Warrants been required to exercise their warrants of Pace on a cashless basis, as described in more detail below.
A holder of a Pace Warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Pace Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Class A-1 common stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of Class A-1 common stock is increased by a capitalization or share dividend payable in shares of Class A-1 common stock, or by a split-up of shares of Class A-1 common stock or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of shares of Class A-1 common stock issuable on exercise of each Pace Warrant will be increased in proportion to such increase in the outstanding shares of Class A-1 common stock. A rights offering to holders of shares of Class A-1 common stock entitling holders to purchase shares of Class A-1 common stock at a price less than the fair market value will be deemed a share dividend of a number of shares of Class A-1 common stock equal to the product of (i) the number of shares of Class A-1 common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Class A-1 common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A-1 common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Class A-1 common stock, in determining the price payable for shares of Class A-1 common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of Class A-1 common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A-1 common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if the Company, at any time while the Pace Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of shares of Class A-1 common stock on account of such shares of Class A-1 common stock (or other shares of the Company’s capital stock into which the Pace Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A-1 common stock in respect of such event.
If the number of outstanding shares of Class A-1 common stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of Class A-1 common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Class A-1 common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A-1 common stock.

Whenever the number of shares of Class A-1 common stock purchasable upon the exercise of the Pace Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A-1 common stock purchasable upon the exercise of the warrants of the Company immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A-1 common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of Class A-1 common stock (other than those described above or that solely affects the par value of such shares of Class A-1 common stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of outstanding shares of Class A-1 common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Pace Warrants and in lieu of the shares of Class A-1 common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Pace Warrants would have received if such holder had exercised their Pace Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Pace Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Class A-1 common stock, the holder of a Pace Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such holder of Pace Warrants had exercised their Pace Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of Class A-1 common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Continental Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of ordinary shares in such a transaction is payable in the form of capital stock or shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Pace Warrant properly exercises such Pace Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Continental Warrant Agreement based on the per share consideration minus the Black-Scholes Warrant Value (as defined in the Continental Warrant Agreement) of such Pace Warrant.
The Pace Warrants were issued in registered form under the Continental Warrant Agreement. You should review a copy of the Continental Warrant Agreement, the form of which was filed as an exhibit to Pace’s registration statement on June 7, 2017, for a complete description of the terms and conditions applicable to the Pace Warrants. The Continental Warrant Agreement provides that the terms of the Pace Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Pace Public Warrants to make any change that adversely affects the interests of the registered holders of Pace Public Warrants.
The Pace Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of Pace Warrants being exercised. The holders of Pace Warrants do not have the rights or privileges of holders of shares of Class A-1 common stock and any voting rights until they exercise their warrants and receive shares of Class A-1 common stock. After the issuance of shares of Class A-1 common stock upon exercise of the Pace Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Pace Private Placement Warrants.
The Pace Private Placement Warrants have terms and provisions that are identical to those of the Pace Public Warrants, except that:

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The Pace Private Placement Warrants (including the shares of Class A-1 common stock issuable upon exercise of the Pace Private Placement Warrants) were subject to lock-up provisions that provided that the Pace Private Placement Warrants would not be transferable, assignable or salable until 30 days after the completion of an initial business combination and will not be redeemable, as applicable, so long as they are held by Initial Pace Sponsor or its permitted transferees, except that the Pace Private Placement Warrants (including the shares of Class A-1 common stock issuable upon exercise of the Pace Private Placement Warrants) can be transferred by such holders (a) to Pace’s officers or directors, any affiliates or family members of any of Pace’s officers or directors, members of Initial Pace Sponsor (which at the consummation of the Business Combination consisted of the certain affiliates of Pace), or any affiliates of Initial Pace Sponsor, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of an initial business combination at prices no greater than the price at which the shares were originally purchased; (f) in the event of Pace’s liquidation prior to its completion of an initial business combination; (g) by virtue of the laws of the Cayman Islands or Initial Pace Sponsor’s limited liability company agreement upon dissolution of Initial Pace Sponsor; or (h) in the event of Pace’s liquidation, merger, share exchange, reorganization or other similar transaction which results in all of Pace’s stockholders having the right to exchange their Pace Public Shares for cash, securities or other property subsequent to Pace’s completion of an initial business combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

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If holders of the Pace Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A-1 common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A-1 common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of Class A-1 common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Business Combination Private Placement Warrants and Accel Public Warrants
In connection with the consummation of the Business Combination, the Company and the Sellers that have received Business Combination Private Placement Warrants and Accel Public Warrants entered into that certain New Accel Warrant Agreement, pursuant to which the Company has issued to each such Seller who made a cash election with respect to less than 70% of its shares of common stock and preferred stock of Accel, its respective pro rata share of 2,444,444 newly issued warrants of the Company, with such pro rata share determined with reference to a number of shares equal to 70% of such Seller’s common stock and preferred stock of Accel less the number of shares in respect of which the Seller elected to receive cash in exchange for such shares. Each Accel Public Warrant and Business Combination Private Placement Warrant entitles the holder to purchase one share of Class A-1 common stock at an exercise price of $11.50 per share, subject to adjustments substantially similar to those applicable to the other outstanding Accel Warrants, at any time 30 days after the consummation of the Business Combination. The Business Combination Private Placement Warrants and Accel Public Warrants have terms and provisions that are identical to those of the Pace Public Warrants, except:

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The Business Combination Private Placement Warrants and Accel Public Warrants will expire five years after the consummation of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

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The Business Combination Private Placement Warrants and Accel Public Warrants (including the shares of Class A-1 common stock issuable upon exercise thereof) are subject to lock-up provisions that provide that so long as such warrants are held by a Seller receiving Business Combination Private Placement Warrants and/or Accel Public Warrants in connection with the Business Combination or its permitted transferees, such securities are not transferable, assignable or salable until 30 days after the consummation of the Business Combination and will not be redeemable, except that such warrants (including the shares of Class A-1 common stock issuable upon exercise thereof) may be transferred by such holders (a) to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members of the Accel holder, or any affiliates of the Accel holder, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the event of the Company’s liquidation, merger, share exchange, reorganization or other similar transaction which results in all of the Company’s stockholders having the right to exchange their Pace Public Shares for cash, securities or other property subsequent to the completion of the Business Combination; provided, however, that in the case of clauses (a) through (d) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

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If holders of the Business Combination Private Placement Warrants and/or Accel Public Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A-1 common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A-1 common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of Class A-1 common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

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The Business Combination Private Placement Warrants and Accel Public Warrants may not be exercised if (a) prior to giving effect to the exercise, the holder such warrant beneficially owns less than 4.99% of the total number of shares of Class A-1 common stock issued and outstanding at such time and (b) after giving effect to such exercise, the holder of such warrant would beneficially own in excess of 4.99% of the total shares of Class A-1 common stock issued and outstanding at such time. However, notwithstanding the foregoing limitation, the Business Combination Private Placement Warrants and Accel Public Warrants held by a holder that has obtained all required gaming approvals from applicable gaming authorities permitting such holder to beneficially own shares of Class A-1 common stock in an amount in excess of 4.99% of the total number of shares of Class A-1 common stock issued and outstanding at such time shall immediately be exercisable without regard to such limitation.

The Business Combination Private Placement Warrants and Accel Public Warrants were issued under a warrant agreement entered into in connection with the Business Combination, by and between Pace and Continental Stock Transfer & Trust Company as warrant agent (the “New Continental Warrant Agreement”). You should review a copy of the New Continental Warrant Agreement for a complete description of the terms and conditions applicable to the Business Combination Private Placement Warrants and Accel Public Warrants.
Exchange Listing
Our Class A-1 common stock is listed on the New York Stock Exchange under the symbol “ACEL.” Our warrants are listed on the New York Stock Exchange under the symbol “ACEL-WS.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.